February 12, 2016

VIA EDGAR

Ethan Horowitz

Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Parsley Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 11, 2015
Form 10-Q for the Fiscal Quarter Ended September 30, 2015
Filed November 6, 2015
Response Dated November 19, 2015
File No. 001-36463

Ladies and Gentlemen:

Pursuant to the discussion with the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 8, 2016, Parsley Energy, Inc. (the “Company,” “we,” “us” or “our”) is providing the following additional information to address the Company’s internal control over financial reporting (“ICFR”) and the control deficiency related to its 2014 misstatement of earnings per share, which supplements the responses previously provided in its correspondence dated October 7, 2015, November 19, 2015, and January 11, 2016.

Background

After the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, an error in earnings per share (“EPS”) was identified that related to the second quarter, third quarter and full year of 2014. The error relates to the proper application of the accounting for the determination of the earnings and number of shares to use in the calculation of EPS for the year ended December 31, 2014, and the quarters ended June 30, 2014, and September 30, 2014. The Company completed its initial public offering (“IPO”), and the corporate reorganization that was undertaken in connection with the IPO, in May 2014.

Identification of Error and Control Deficiency

In order to ensure compliance with generally accepted accounting principles in the United States (“GAAP”) and Commission guidelines, the Company’s financial reporting personnel review the calculation of EPS on a quarterly basis. The Company’s financial reporting personnel misunderstood and misapplied GAAP for the year that the Company completed its IPO, thereby causing the error in EPS. More specifically, the misunderstanding related to ASC 260-10-55-17, which requires that “…computations shall be based on analysis of the particular transaction….”

Securities and Exchange Commission

February 12, 2016

In this particular case, the calculation of EPS should have been calculated using earnings and the weighted average number of shares from the date of the IPO, rather than the full year. The deficiency and related error was limited to the time period used. There was otherwise no deficiency or related error in the inputs to the calculation or to the calculation itself.

Evaluations of Control Deficiency

The Company analyzed the severity of the control deficiency that resulted in the immaterial error in EPS presentation using the process outlined below and considering Commission Release 33-8810, Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Section II B.1, Evaluation of Control Deficiencies. Under this guidance, the evaluation of the severity of a control deficiency should include both quantitative and qualitative factors; our analysis of these factors is set forth below and we also refer to our correspondence to the Staff, dated January 11, 2016, in which we set forth additional information related to our analysis of the materiality of the error in the EPS calculation.

In determining the severity of a deficiency in ICFR, management must consider whether there is a reasonable possibility that the Company’s ICFR will fail to prevent or detect a misstatement of the financial reporting statement or disclosure and the magnitude of the potential misstatement resulting from the deficiency or deficiencies. The severity of a deficiency in ICFR does not depend on whether a misstatement actually has occurred but rather on whether there is a reasonable possibility that the Company’s ICFR will fail to prevent or detect a misstatement on a timely basis.

Qualitative Factors

Various risk factors affect whether there is a reasonable possibility that a deficiency, or a combination of deficiencies, will result in a misstatement of a financial statement amount or disclosure. These factors include, but are not limited to, the following:

•	The nature of the financial reporting elements involved (for example, suspense accounts and related party transactions involve greater risk).

Analysis: The deficiency was isolated to the calculation of EPS in the year of the IPO.

•	The susceptibility of the related asset or liability to loss or fraud (that is, greater susceptibility increases risk).

Analysis: The error did not impact an asset or liability and was not susceptible to a risk of loss or fraud.

•	The subjectivity, complexity, or extent of judgment required to determine the amount involved (that is, greater subjectivity, complexity, or judgment, like that related to an accounting estimate, increases risk).

Securities and Exchange Commission

February 12, 2016

Analysis: There was judgment involved in determining the appropriate period to be used to calculate EPS in the year of the IPO, but not in the arithmetical calculation thereof. The Company considers this misapplication of GAAP to be an isolated incident.

•	The interaction or relationship of the control with other controls, including whether they are interdependent or redundant.

Analysis: There was no interaction, relationship, or interdependency between this control deficiency and other controls.

•	The possible future consequences of the deficiency.

Analysis: This deficiency related only to the calculation of EPS in the year of the IPO and therefore will not occur again. Management also considered the sufficiency of its processes and controls with respect to non-routine, complex transactions and concluded that its controls were properly designed and operating effectively, and that its internal complement of professional accountants and its external accounting advisors have appropriate GAAP skill and expertise.

Quantitative Factors

Factors that affect the magnitude of the misstatement that might result from a deficiency or deficiencies in ICFR include, but are not limited to, the following:

•	The financial statement amounts or total transaction exposed to the deficiency.

Analysis: The financial statement amounts exposed to the deficiency were isolated to the disclosure of EPS in the year of the IPO.

•	The volume of activity in the account balance or class of transactions exposed to the deficiency that has occurred in the current period or that is expected in future periods.

Analysis: The error was isolated to the EPS disclosure in the year of the IPO and will not occur again in future periods.

Evaluation of Material Weakness Considerations

In determining whether a deficiency or a combination of deficiencies represents a material weakness, management considered all relevant information. Management evaluated whether the following situations existed, which are indicators of a potential material weakness:

•	Indication of fraud, whether or not material, on the part of senior management.

Analysis: The deficiency and resulting error do not raise any indication of fraud on the part of senior management.

Securities and Exchange Commission

February 12, 2016

•	Restatement of previously issued financial statements to reflect the correction of a material misstatement.

Analysis: The Company does not consider the error to be material to the financial statements taken as a whole, and accordingly, will not restate previously issued financial statements. Rather, the Company will present an immaterial correction of error disclosure in subsequent filings with the Commission.

•	Indication of a material misstatement of the financial statements in the current period in circumstances that indicate the misstatement would not have been detected by the company’s ICFR.

Analysis: The error in the EPS disclosure was not an indication of a material misstatement.

•	Ineffective oversight of the company’s external financial reporting and internal control over financial reporting by the company’s audit committee.

Analysis: The control deficiency was not a result of ineffective oversight of the Company’s external financial reporting and internal control over financial reporting by the Company’s Audit Committee.

Indication of Other Control Deficiencies and Aggregation

The Company considered whether the deficiency in control activities had an impact on other components or principles of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). This control deficiency did not impact other components or principles, as it is focused on the determination of the applicable GAAP guidance surrounding this specific and discrete issue. No other accounts or disclosures were exposed to the deficiency.

The Company considered whether there were appropriate processes and controls, as well as a sufficient number of individuals within the organization with appropriate skills and expertise, to address the Company’s financial reporting for non-routine, complex transactions (COSO Principle #4). The Company’s evaluation reconfirmed that the control deficiency described above was isolated to this single element of GAAP relative to the time period required to be included in the EPS calculation for the year of the IPO. The processes and controls were otherwise robust and were designed and operating effectively, including with respect to the Company’s engagement of a third-party accounting advisor in connection with the IPO to assist in reviewing such non-routine, complex transactions (COSO Principle #6). This third-party accounting advisor continues to be a technical resource to the Company.

The Company also considered the aggregation of this deficiency with other deficiencies. There were two additional deficiencies that were unrelated to these accounts, processes, controls, control owners, COSO components or principles. Accordingly, there was no basis to combine this control deficiency with the other identified control deficiencies.

Securities and Exchange Commission

February 12, 2016

Remediation of Control Deficiency

The Company reviewed the EPS process to determine whether any control improvements should be implemented. Given that the deficiency was isolated to the calculation of EPS in the year of the IPO, the Company determined that remediation was not necessary. However, the Company will continue to utilize the support of all of its available resources, including its third-party accounting advisor for non-routine, complex transactions, to ensure robust controls in future periods. Additionally, the Company is no longer an “emerging growth company” as defined by the Commission, and will therefore be required in its periodic reports for future periods to provide a report of management on its internal control over financial reporting, as well as an attestation report of its registered public accounting firm on such internal control. These additional requirements are unrelated to the EPS deficiency; however, the Company believes that these formal procedures will serve to further bolster the Company’s internal control over financial reporting in the future.

Conclusion

Based on the analysis above, the Company considered this deficiency to be a significant deficiency and not a material weakness for the fiscal year ended December 31, 2014, the three month period ended June 30, 2014 and the nine month period ended September 30, 2014 and we notified our Audit Committee promptly. We believe the deficiency is properly classified as a significant deficiency primarily because; (1) the deficiency was isolated to the calculation of EPS in the year of the IPO; (2) the error was not determined to be material to the Company’s financial statements taken as a whole; (3) the control deficiency did not impact other COSO components or principles and (4) due to the isolated nature of the error, the maximum financial statement amount exposed to the deficiency was limited to the actual error in the calculation of EPS.

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Securities and Exchange Commission

February 12, 2016

If you have any questions regarding the foregoing response, please contact Julian J. Seiguer of Vinson & Elkins L.L.P. at (713) 758-2790.

Very truly yours,

PARSLEY ENERGY, INC.

By:	/s/ Ryan Dalton
Name:	Ryan Dalton
Title:	Vice President—Chief Financial Officer

cc:	Colin Roberts, Parsley Energy, Inc.
Nathan Milton, KPMG LLP
Julian J. Seiguer, Vinson & Elkins L.L.P.